

Mail Stop 3720

August 8, 2008

Jeffrey Epstein
President, General Counsel and Secretary
Terrestar Corporation
12010 Sunset Hills Road
9th Floor
Reston, Virginia 20190

>   **Re: Terrestar Corporation**
>   **Registration Statement on Form S-3**
>   **Filed July 8, 2008**
>   **File No. 333-152188**

Dear Mr. Epstein:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 132,591,433 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Therefore, please identify the selling security holders as underwriters on the prospectus cover page and elsewhere in the prospectus where appropriate, such as in the Plan of Distribution section.

If you disagree with our analysis, please address the following among any other relevant factors:

- The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2.   We note that you are registering for resale the shares of common stock that are issuable upon conversion of Series E Junior Participating Preferred Stock. We also note that the Junior Preferred stock is issuable upon the exchange of TerreStar Networks Inc. 6.5% Senior Exchangeable PIK Notes due 2014. If the Junior Preferred stock is not currently outstanding, then it is premature to register the resale of the shares issuable upon conversion of Junior Preferred stock. Please remove from the registration statement any shares you are registering for resale upon conversion of Junior Preferred stock that is not currently outstanding.

3.   Please provide your analysis as to why it is not premature to register for resale shares of common stock issuable upon the exchange of exchangeable notes to be issued as PIK interest.

Explanatory Note, page 1

4.   We note your disclosure that the prospectus registers the resale of shares currently registered for resale pursuant to effective registration statements on Form S-3. Please explain this disclosure to us. If you are intending to rely on Rule 429 to combine the prospectuses of prior effective registration statements with the prospectus in the current registration statement, please follow the requirements of that rule.

5.   Please delete this section and move the disclosure about the offering into the Prospectus Summary and/or the Selling Stockholders sections.

The Offering, page 3

6.   Please disclose the percentage that the total shares being registered for sale pursuant to this registration statement represent of your total outstanding shares held by non-affiliates.

Risk Factors, page 4

Future Sales of Common Stock . . ., page 17

7.   Please expand this risk factor to quantitatively highlight how significant the number of shares registered for resale pursuant to this registration statement is compared to your outstanding shares.

Selling Stockholders, page 24

8.   Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of all prior securities transactions between the issuer and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•   the date of the transaction;

•   the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•   the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•   the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•   the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the exchangeable note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10. Please provide a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus or incorporated by reference therein and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please disclose the material terms of the securities that overlie the securities being registered for resale so that it is clear under what circumstances the selling shareholders

could exchange or convert the overlying securities and receive the shares that are being offered.

12.   With respect to the shares offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

13.   We note that from footnote (5) to the beneficial ownership/selling shareholder table that you have not included among Harbinger's beneficial ownership the 40,264,487 common shares issuable upon conversion of junior preferred. Please explain why you have determined that these shares should not be included in this table, including a description of the conversion terms of the junior preferred if relevant. Refer to Regulation S-K Item 403, as well as your contrary disclosure as to Harbinger's ownership in the risk factor on page 17. Please also tell us what document governs the conversion and other terms of the Series E Junior Preferred and whether or not you have filed such document as an exhibit to any public report or registration statement.

14.   Please explain what you mean by your reference in footnotes (7) through (15) to "shares of common stock issuable upon conversion of the exchange of exchangeable notes issuable in the form of PIK interest" (emphasis added).

15.   Tell us in your response letter whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If a selling shareholder is a broker-dealer, identify such selling shareholder as an underwriter. If a selling shareholder is an affiliate of a broker-dealer, disclose, if true:

- that such seller purchased in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 26

16.   Please disclose whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the exchangeable note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the exchangeable note transaction, before the filing or after the filing of the registration statement, etc.).

Part II. Information Not Required in Prospectus

Signatures

17.   Please include a signature from your principal accounting officer or controller, or indicate on the signature page which current signatory performs that function.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Barbara Becker
        Gibson, Dunn & Crutcher LLP
        Via facsimile: (212) 351-6202